SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER

                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                         For the month of December, 2003

                       PRUDENTIAL PUBLIC LIMITED COMPANY

                (Translation of registrant's name into English)

                            LAURENCE POUNTNEY HILL,
                           LONDON, EC4R 0HH, ENGLAND
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F X     Form 40-F


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                                 Yes      No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-



Enclosure:   Prudential plc Board Appointment dated 22 December, 2003


Embargo: 09.00 hrs on Monday 22 December 2003

PRUDENTIAL PLC BOARD APPOINTMENT

Prudential plc ("Prudential") is very pleased to announce that Mark Norbom is to join the Board on 1 January 2004 as Chief Executive, Prudential Corporation Asia.

Mr Norbom, aged 45, joins from General Electric ("GE") where he was President and Chief Executive Officer of GE Japan. He has spent the last 10 years with GE in Taiwan, Indonesia, Thailand and Japan. Prior to that, his career was with GE in various posts in the United States.

Jonathan Bloomer, Group Chief Executive of Prudential, said: "I am delighted that we have been able to recruit Mark. He has a great track record including responsibility for a number of consumer and commercial finance businesses and, in his most recent post, country responsibility for a range of companies in Japan. Coupled with the fact that he has lived and worked in Asia for over a decade, this makes him ideally suited for this job. I am very much looking forward to working with him."

Mark Norbom said: "I am extremely excited about the prospect of joining the Prudential team and leading the Asian operations. This role is a great fit with my experience in Asia and I look forward to continuing the growth of what is already an impressive set of businesses."

                                     -ENDS-

Enquiries to:

Media                                  Investors/Analysts

Geraldine Davies     020 7548 3911     Rebecca Burrows      020 7548 3537/

Steve Colton         020 7548 3721                          07718 637264

                                       Laura Presland       020 7548 3511

Notes to Editors:

1. Prudential Corporation Asia

Prudential Corporation Asia (PCA) is the leading European life insurer in Asia with 23 life and fund management businesses operating in 12 countries: China, Hong Kong, India, Indonesia, Japan, Korea, Malaysia, the Philippines, Singapore, Taiwan, Thailand and Vietnam.

2. Mark Norbom's biographical details

Mark joined GE and held various finance positions until 1989, when he moved to GE Capital and spent several years in European and Asian business development roles focusing on developing financial services businesses in Indonesia, Hong Kong and Thailand. In 1993, Mark was appointed Head of GE Capital Taiwan and in 1995, he was moved to Country President of GE Capital Indonesia. In 1998, he was named CEO of GE Capital Thailand and National Executive of GE Thailand. In March 2000, Mark was appointed President and CEO of GE Capital Japan and in early 2001, he was appointed President and CEO for GE Japan.

In his role as Chief Executive of Prudential Corporation Asia, Mark will be responsible for Prudential's 23 Asian operations in 12 countries serving more than four million customers. He will live in Hong Kong with his wife and two children.

Mark was born on 20 February 1958 in Washington DC. He graduated magna cum laude from Pennsylvania State University with a B.S. degree in Economics in 1980.





                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date 22 December, 2003

                                     PRUDENTIAL PUBLIC LIMITED COMPANY

                                     By: /s/  Steve Colton

                                              Steve Colton,
                                              Group Head of Media Relations